FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 7, 2014

TRANSLATION

Autonomous City of Buenos Aires, March 7, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2013

Dear Sirs:

In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Rules, we advise you that the Company’s Board of Directors approved, at its meeting held on March 7, 2014, the consolidated financial statements for the year ended December 31, 2013. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	5,125
Attributable to minority interests	(46)
Total net income for the period	5,079

2) Other comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company	12,031
Attributable to minority interests
Total other comprehensive income for the period	12,031

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	17,156
Attributable to minority interests	(46)
Total comprehensive income for the period	17,110

4) Detail of Shareholders’ equity as of 12/31/2013 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,924
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,087 9 14 40 (110) (4)
Issuance premiums	640
Total shareholders’ contributions	10,600
Legal reserve	2,007
Reserve for future dividends	4
Reserve for future investments	8,394
Own shares repurchase	120
Initial setting IFRS	3,648
Other comprehensive income	18,112
Retained earning	5,131
Subtotal Shareholders’ equity	48,016
Minority interests	224
Total Shareholders’ equity	48,240

(1) Amounts in accordance with IFRS

Subsection n) Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors considers it appropriate to defer the proposed allocation of the unappropiated retained earnings with a view to call, in the near future, the General Shareholders’ Meeting concerning the annual financial statements.

Subsection ñ) Detail of the reasons for which it has not been possible to formulate the proposals on the items listed in subsection n)

The Board of Directors is currently evaluating the various alternatives available in relation to the allocation of the unappropiated retained earnings for their submission to the General Shareholders’ Meeting. Accordingly, the Board of Directors considers that it needs additional time to carry out a detailed analysis of such terms, in order to formulate the proposal that will be submitted to the shareholders for their approval, and to make such submission sufficiently in advance of the meeting, as required by the applicable regulation.

Subsection o) Shares owned by the parent group

Law No. 26,741, enacted on May 3, 2012, declared of public interest and subject to expropriation 51% of the share capital of YPF S.A. represented by an identical stake of class D shares of the Company owned by Repsol YPF S.A., its controlled or controlling entities, whether directly or indirectly. The shares subject to expropriation will be assigned as follows: 51% to the Federal Government and 49% to the Argentine provinces that compose the National Organization of Hydrocarbon Producing States and accept the transferred shares.

As of the date hereof, the total shares for which the Federal Government exercises all rights, including those described in Law No. 26,741 which represent 51% of the capital stock of the Company, amount to 200,590,525 shares, which include 200,589,525 class D shares of Repsol YPF S.A. which are subject to expropriation and 1,000 class A shares.

Subsection p) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

As of the date hereof, the Federal Government, with legal domicile at Hipólito Yrigoyen 250, exercises the rights inherent to the “class D” shares representing 51% of the capital stock of the Company.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 7, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer